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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 10-C

               Report by Issuer of Securities Quoted on NASDAQ
                         Interdealer Quotation System

                 Filed pursuant to Section 13 or 15(d) of the
               Securities Exchange Act of 1934 and Rule 13a-17
                             or 15d-17 thereunder

                                  RPM, INC.
                             --------------------
                (Exact name of issuer as specified in charter)

              2628 Pearl Road, P.O. Box 777, Medina, Ohio  44258
              --------------------------------------------------
                   (Address of principal executive offices)

       Issuer's telephone number, including area code:  (216) 273-5090
                                                        --------------

   Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

   1.   Title of security - Common Shares, without par value ("Common Shares").

   2. Number of shares outstanding before the change - 56,970,129 Common Shares (as of August 31, 1995).

   3.   Number of shares outstanding after the change - 60,170,129
        Common Shares.

   4.   Effective date of change - September 21, 1995.

   5.   Method of change:

           Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) -

                       acquisition

           Give brief description of transaction -

              On September 21, 1995, RPM, Inc., an Ohio corporation ("RPM"), acquired Narragansett/DSI Acquisition Co., Inc., a Delaware corporation ("NDSI"), through the merger of RPM, Inc.'s wholly owned subsidiary, RPM of Delaware, Inc., a Delaware corporation, with and into NDSI. In connection with the foregoing acquisition, RPM issued 3,200,000 Common Shares, without par value, to the former securityholders of NDSI.

                                  RPM, INC.


                                  By:  /s/ Paul A. Granzier
                                       ----------------------------------
                                       Paul A. Granzier, Vice President,
                                       General Counsel and Secretary
September 26, 1995